Filed by Nuveen California Municipal Value Fund, Inc. (Commission File No. 333-248308)

pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to

Rule 14a-6 under the Securities Exchange Act of 1934, as amended

Subject Company:

Nuveen California Municipal Value Fund 2 (Commission File No. 811-22272)

Nuveen California Municipal Value Fund, Inc. (NCA)

Nuveen California Municipal Value Fund 2 (NCB)

Your vote makes a difference. Please vote TODAY!

Shareholder Name

Address

Address

Address

                                                             Reference Number:

URGENT NOTICE – UPCOMING SHAREHOLDER MEETING

Dear Shareholder:

We mailed you proxy materials outlining important proposals for your Fund.

After careful consideration, your Fund’s Board recommends that you vote FOR the proposals.

We urge you to vote before December 7, 2020, the date of your Fund’s

Shareholder Meeting.

Voting takes only a few minutes and can be done over the phone. Please call:

1- 866-905-8147 (toll-free)

Hours:    9:00 a.m. - 11:00 p.m. (ET) – Monday through Friday

12:00 p.m. - 6:00 p.m. (ET) – Saturday

You will connect with a representative of Computershare, the firm helping your Fund gather votes, who will:

●	Use the reference number above to locate your voting record.

●	Take your vote over the phone, quickly and easily – it only takes a few moments.

●	Ensure the line is recorded for your protection.

●	Send you a confirmation of your vote by mail.

Thank you for your consideration of this proposal and for investing with Nuveen Funds.

Sincerely,

Gifford R. Zimmerman

Vice President and Secretary

The Nuveen Closed-End Funds